

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
James R. Giertz
Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re:**   **H.B. Fuller Company**
> **Form 10-K for Fiscal Year Ended December 3, 2011**
> **Filed January 27, 2012**
> **Form 8-K Filed January 19, 2012**
> **File No. 1-9225**

Dear Mr. Giertz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 3, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Overview, page 17

1. We note that you began incurring costs associated with your EIMEA operating segment transformation project. In future filings, please provide investors with a more comprehensive understanding about the specifics of this project and the estimated impact of the project to your consolidated financial statements, including the estimated cash and non-cash costs and the anticipated future cost savings. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance.

Critical Accounting Policies and Significant Estimates, page 18
Goodwill, page 19

2. We note your disclosure that the estimated fair value of your Asia Pacific, Construction Products, and Latin America operating segments exceeded the corresponding carrying values by a reasonable margin rather than a significant margin like the EIMEA and North America

Adhesives operating segments. It is unclear from your disclosures what you mean by "reasonable margin" versus "significant margin." For those reporting units that have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units in future filings:

- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
- The amount of goodwill.
- A description of the reporting unit specific assumptions that drive the estimated fair value.
- A discussion of the uncertainty associated with these key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value. Please ensure this disclosure is specific for the corresponding reporting unit.

For those reporting units with estimated fair value substantially exceeds the carrying value, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Results of Operations, page 22

3. In future filings, please separately quantify the extent to which increases/decreases in volume, prices, raw material inflation pass-through, and the introduction of new products attributed to the increase or decrease in net revenue, gross profit and operating income at the consolidated level and the reportable segment level to the extent not already provided. Please also quantify the impact of the other factors disclosed on net revenue, gross profit and operating income for each period presented at the consolidated level and the segment level. For example, you note that increased raw material costs offset by selling prices increases, reduced manufacturing expenses, and reduced SG&A expenses as a percentage of net revenues contributed to the decline in the North America Adhesives operating segment's segment profit margin; however, you did not provide the quantified impact each of these factors had to allow investors to understand how each of these factors affected margins. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

4. In future filings, please ensure your discussion and analysis of the factors impacting the line items comprising income from continuing operations provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. For example:

- The factors listed as impacting the North America Adhesives' segment profit margin is very similar to the discussion and analysis of the Construction Products' segment profit margin. However, these two segments' margins did not trend similarly. As part of this more comprehensive analysis, please ensure you explain why SG&A expenses as a percentage of net revenues declined. For the North American Adhesives operating segment, please provide a discussion analysis about the reduction in manufacturing expenses, as well.
- You note that your financial results are extremely sensitive to changing raw material costs. Please provide a more comprehensive analysis of the changes in your raw material costs offset by increased selling prices. In this regard, please refer to your discussion and analysis provided during the fiscal year 2011 earnings call on January 19, 2012, in which you provided a more comprehensive analysis of the raw material cost environment.
- To the extent that underlying operations of your segments are impacting the segment's operating results differently, a discussion and analysis should be provided. In this regard, we note your statement during the fiscal year 2011 earnings call on January 19, 2012, that the economic growth in Australia remained weak while China was reporting very strong results.
- To the extent that changes in volumes is do to the increase or decrease in market share, an analysis should be provided. In this regard, we note that you had a couple of major customer wins that positively impacted net revenues but not necessarily margins for the fourth quarter of fiscal year 2011 due to increased marketing costs that was provided as an explanation for increased revenue with somewhat flat margins during your fiscal year 2011 earnings call on January 19, 2012.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Financial Condition, Liquidity and Capital Resources, page 30

5. In future filings, please supplement your disclosure regarding your intent to permanently reinvest foreign earnings to clarify that your current plans do not demonstrate a need to repatriate the foreign earnings to fund your U.S. operations, if true. In this regard, we note that you did repatriate dividends from foreign subsidiaries during the fourth quarter of fiscal year 2011.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 44

6. We note your statement that your equity method investment in Sekisui-Fuller Company, Ltd. meets the definition of a significant subsidiary, as defined in Rule 1-02(w) of Regulation S-X. However, you did not provide separate financial statements for Sekisui-Fuller Company, Ltd. in accordance with Article 3-09(a) of Regulation S-X. Please advise.

Property, Plant and Equipment, page 46

7. In future filings, please disclose your policy as to when costs are capitalized versus when costs are considered repair and maintenance costs that are expensed as incurred.

Note 3: Accounting for Share-Based Compensation, page 51

8. In future filings, please disclose the material terms of your restricted stock units, including your accounting for these instruments. Please refer to ASC 718 for guidance. Please provide us with the disclosures you intend to include in future filings.

Note 9: Stockholders' Equity, page 61

9. In future filings, please include a table in your footnotes for the effects of changes in your ownership interest on the equity attributable to you. Please refer to ASC 810-10-50-1A.d. and ASC 810-10-55-4M for guidance.

Note 10: Pension and Postretirement Benefits, page 62

10. In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your U.S. pension plans and for your non-U.S. pension plans. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Note 11: Financial Instruments, page 68

11. In future filings, please provide the disclosures required by ASC 815-10-50 for the currency option on a portion of the acquisition purchase price for the pending acquisition. Please provide us with the disclosures you would have provided in your fiscal year 2011 Form 10-K in response to this comment.

Note 12: Commitments and Contingencies, page 70

12. Regarding your environmental matters and your other legal proceedings, please either disclose an estimate of the reasonably possible additional loss or range of loss that may have been incurred in excess of amounts already recognized for each of these categories, or state that such an estimate cannot be made. In this regard, we note that these matters may have a material impact to your results of operations and/or cash flows. Please refer to ASC 450-20-50-4 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please also disclose your accounting policy for the recognition of a loss contingency and for the disclosure of corresponding reasonably possible losses. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes

are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

13. Please disclose your accounting policy for the recognition of gain contingencies.

Note 13: Fair Value Measurements, page 72

14. In future filings, please provide the disclosures required by ASC 820-10-50 for fair value measurements on a nonrecurring basis for all periods presented.

Form 8-K Filed January 19, 2012

15. In future filings, please reconcile EBITDA from net income. Refer to Item 10(e)(1)(i)(b) of Regulation S-K and Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. Please also refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief